Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127620-25

Supplement To Prospectus Supplement Dated March 2, 2006
(To Prospectus Dated November 17, 2005)

$876,972,200
(Approximate at Time of Issuance)

Asset-Backed Certificates, Series 2006-4

GSAA Home Equity Trust 2006-4
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
`
Deutsche Bank National Trust Company
Trustee

Countrywide Home Loans Servicing LP
Avelo Mortgage, L.L.C.
Servicers

This Supplement is dated April 28, 2008 and supplements the Prospectus Supplement dated March 2, 2006 to the Prospectus dated November 17, 2005 with respect to the above captioned series of certificates (“Prospectus Supplement”). This Supplement supercedes in its entirety the Supplement dated March 14, 2008 to the Prospectus Supplement.

•	In the table appearing on the cover of the Prospectus Supplement the lines relating to the Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates are revised as follows:

	Approximate Initial Class	Approximate Initial Annual Certificate		Initial Certificate Ratings(11)
Class	Principal Balance	Interest Rate	Type	S&P	Moody’s
B-1	$ 22,304,000	6.11726%(9)	Subordinate	AA	Aa2(12)
B-2	$ 13,828,000	6.11726%(9)	Subordinate	A	A2(12)
B-3	$ 8,921,000	6.11726%(9)	Subordinate	BBB(13)	Baa2(12)
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(12)    The ratings on the Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Offered Certificates and Certain Non-offered Certificates Have Been Downgraded” below.

(13)    The rating on the Class B-3 Certificates is on review for possible future downgrade by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. as described in “Risk Factors—The Ratings on Certain Offered Certificates and Certain Non-offered Certificates Have Been Downgraded” below.

(continued on following pages)

Goldman, Sachs & Co.

The date of this Supplement is April 28, 2008

•	The following risk factors are added to the risk factors appearing on pages S-23 through S-38 under the caption “Risk Factors” in the Prospectus Supplement:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgages loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. In some cases, it has caused certain loan originators to cease operations. For recent developments regarding Countrywide Home Loans, Inc., one of the originators, see “Recent Developments in Respect of Countrywide” below.  In some cases, has caused certain loan originators to

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cease operations.  Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, some sources have reported that default rates on Alt-A loans have recently increased above the rates experienced on subprime loans.  Some sources have also reported that prepayment rates on Alt-A loans have decreased below historical levels, which could exacerbate the adverse effect of increased default rates on pools of Alt-A loans such as the mortgage loans held by the issuing entity.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime mortgage securitizations and Alt-A mortgage securitizations.  There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.  See “—The Ratings on Certain Offered Certificates and Certain Non-offered Certificates Have Been Downgraded” below.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses

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on the Mortgage Loans” in the prospectus supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences. Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

Risks Related to Simultaneous Second Liens and Other Borrower Debt
While all of the mortgage loans that are included in the issuing entity are first lien loans, at the time of origination certain of the originators also made second lien loans to the same borrowers that will not be included in the issuing entity.  In addition, other borrowers whose loans are included in the issuing entity may have obtained secondary mortgage financing following origination of the first lien loans. In addition, borrowers may increase their aggregate indebtedness substantially by assuming consumer debt of various types. Consequently, investors should consider that borrowers who have less equity in their homes, or who have substantial mortgage and consumer indebtedness, may be more likely to default and may be more likely to submit to foreclosure proceedings.

In addition, the nature of any second lien may influence the prepayment characteristics of the mortgage loans included in the issuing entity.  Borrowers may be more likely to refinance and prepay the first lien when any secondary mortgage financing becomes due in full, and consequently investors should be aware that the rate of prepayment of the mortgage loans in the issuing entity may be affected by associated second lien loans.

The Sponsor and its Affiliates May Have Conflicts of Interest	Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with

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one or more of the loan originators and servicers.

In taking any actions or engaging in other transactions with those loan sellers, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders. Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by such loan sellers that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans. The sponsor or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan seller if an event of default occurs in respect of that financing. The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and the sponsor and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuing entity or with respect to loans included in the issuing entity.

The Ratings on Certain Offered Certificates and Certain Non-offered Certificates Have Been Downgraded
Moody’s Investor Service, Inc., has downgraded the rating on the Class B-1 Certificates from “Aa2” to “A1”, the Class B-2 Certificates from “A2” to “Ba3” and the Class B-3 Certificates from “Baa2” to “B3 (negative watch)”.  Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., has placed its rating of “BBB” on the Class B-3 Certificates on review for possible future downgrade.  In addition, Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., has downgraded the rating on the Class B-4 Certificates from “BB” to “B (negative watch)” and has downgraded the rating on the Class B-5 Certificates from “B” to “CCC.”  The Class B-4 Certificates and the Class B-5 Certificates are not offered under the Prospectus Supplement. There can be no assurance that these classes of Certificates will not be downgraded further or that other classes will not be downgraded in the future.

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates	It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired

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through Goldman Sachs Mortgage Company's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with recent financial difficulties of such servicer or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding Countrywide Home Loans Servicing LP, one of the servicers, and its affiliates, see “Recent Developments in Respect of Countrywide” below.

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•    The Risk Factor entitled “Geographical Concentration May Increase Risk of Loss” on page S-30 under the caption “Risk Factors” in the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against the related originator or the servicer that impairs the issuing entity’s ability to realize on those mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” below.

•    Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following section is added following “Risk Factors” in the Prospectus Supplement:

Recent Developments in Respect of Countrywide

Pursuant to a Form 8-K filed on August 16, 2007 as amended by a Form 8-K/A filed on August 17, 2007  (together, the “August 16th Announcement”), Countrywide Financial Corporation (“Countrywide”), the parent of Countrywide Home Loans Servicing LP, one of the servicers, and Countrywide Home Loans, Inc. ("CHL"), one of the originators, announced that it supplemented its funding liquidity position by drawing on an $11.5 billion credit facility.  According to the August 16th Announcement, Countrywide has accelerated its plans to migrate its mortgage production operations into Countrywide Bank, FSB.

Pursuant to a Form 8-K filed on August 23, 2007 (the “August 23rd Announcement”), Countrywide announced that it received a $2 billion strategic equity investment from Bank of America Corporation (“Bank of America”), which was completed and funded on August 22, 2007.  Countrywide stated that Bank of America, N.A. invested $2 billion in the form of a non-voting convertible preferred security yielding 7.25% annually.  According to the August 23rd Announcement, the security can be converted into common stock at $18 per share, with resulting shares subject to restrictions on trading for 18 months after conversion.  Countrywide provided additional detailed information regarding Bank of America’s equity investment pursuant to a Form 8-K filed on August 28, 2007.

In a statement made on September 27, 2007 (the “September 27th Statement”) Moody's Investors Service (“Moody’s”) announced that it had placed on review for possible downgrade the “SQ1” rating of CHL, one of the originators, as a primary servicer of prime loans. In addition, Moody's has downgraded CHL's servicer quality ratings as a primary servicer of subprime, government insured, and second lien residential mortgage loans and as a special servicer to “SQ1-” from “SQ1”. Moody's has also placed these ratings on review for possible further downgrade.  In the September 27th Statement, Moody's also assigned the above ratings to Countrywide Home Loan Servicing, LP, one of the servicers.

On November 9, 2007, Countrywide filed its Quarterly Report on Form 10-Q for the nine-month period ending September 30, 2007 (the “Quarterly Report”). In the Quarterly Report, Countrywide disclosed, among other things, the following:

•	As of September 30, 2007, it was fully drawn on all of its revolving credit facilities.

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•
Disruption in the capital markets during the third quarter of 2007 caused a severe lack of liquidity for non-agency loans held for sale and mortgage-backed securities, which resulted in losses on the sale or write-downs of such loans and securities that aggregated to approximately $1.0 billion in the third quarter of 2007.

•
Marketplace concerns about the credit performance of securitized mortgage loans and the worsening credit performance of Countrywide’s mortgage loans influenced its results for the nine-month period ending September 30, 2007. Countrywide recorded a net loss of $1.2 billion for the quarter ended September 30, 2007 and a net loss of $281.6 million for the nine-months ended September 30, 2007.

Pursuant to a Form 8-K filed on January 11, 2008 (the “January 11th Announcement”) Bank of America Corporation and Countrywide announced that it had entered into a definitive agreement providing for the purchase of Countrywide and its subsidiaries (which include the Servicer, Countrywide Home Loans Servicing LP) by Bank of America Corporation.  The merger is subject to customary closing conditions, including regulatory and Countrywide stockholder approvals.  No assurance can be given that the necessary approvals will be obtained, that the conditions to closing will be satisfied or that the transaction will close.

In a statement made on February 4, 2008, Standard and Poor's Ratings Services (“S&P”) announced that it had placed its “Strong” residential loan, subprime, subordinate-lien, and special servicer rankings assigned to CHL, on “CreditWatch with negative implications”. S&P stated that the “CreditWatch” placements reflect increased scrutiny of the company's servicing practices by various Federal and state enforcement agencies including the office of the U.S. Trustee and the office of the Florida Attorney General.

Pursuant to an annual report on Form 10-K (the “Annual Report”) filed by Countrywide on February 29, 2008, Countrywide stated that various lawsuits alleging claims for derivative relief on behalf of Countrywide and securities, retirement plan, and other class action suits have recently been brought against it and certain current and former officers, directors and retirement plan administrators in either federal district court in Los Angeles, California, or state superior court in Los Angeles, or state court in Delaware.  In the Annual Report, Countrywide stated that among other things, these lawsuits allege breach of state law fiduciary duties and violation of the federal securities laws and the Employee Retirement Income Security Act of 1974 ("ERISA").  Countrywide stated that these cases allege, among other things, that Countrywide did not disclose complete and accurate information about mortgage lending practices and financial condition. Countrywide stated that shareholder derivative cases brought in federal court are brought on Countrywide's behalf and do not seek recovery of damages from Countrywide.

In the Annual Report Countrywide stated that two consolidated cases alleging claims for derivative relief on behalf of Countrywide are also pending in federal district court in Delaware, and allege, among other things, that certain of Countrywide's proxy filings contain incorrect statements relating to the compensation of the Chief Executive Officer.

In the Annual Report Countrywide stated that various class action lawsuits relating to the proposed merger with Bank of America have been filed in the state courts of California and Delaware on behalf of a proposed class of shareholders against Countrywide, Countrywide's directors and Bank of America.  Countrywide stated that the class action lawsuits filed in state court in California have been removed to federal court in Los Angeles and that these lawsuits allege that Countrywide's directors breached their fiduciary duties to Countrywide's shareholders by entering into the merger agreement with Bank of America and that Bank of America allegedly aided and abetted those alleged breaches.  Countrywide stated that, similarly, the plaintiffs in the

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shareholder derivative lawsuits brought in California state and federal court recently have amended their complaints to add similar class action allegations relating to the proposed merger with Bank of America.

In the Annual Report Countrywide stated that it is difficult to predict the resulting outcome of these proceedings, particularly where investigations and proceedings are in early stages.  Countrywide stated that given the inherent difficulty in predicting the outcome of legal proceedings, Countrywide cannot estimate losses or ranges of losses for legal proceedings where there is only a reasonable possibility that a loss may be incurred, such as those discussed in the two immediately preceding paragraphs.  Countrywide stated that it provides for potential losses that may arise out of legal proceedings to the extent such losses are deemed probable and can be estimated.  Countrywide stated that although the ultimate outcome of the legal proceedings discussed above cannot be ascertained at this time, Countrywide believes that any resulting liability will not materially affect the consolidated financial position; such resolution, however, could be material to operating results for a particular future period depending upon the outcome of the proceedings and the operating results for a particular period. Countrywide stated that its assessment is based, in part, on the existence of insurance coverage.

In an Amendment No. 1 on Form S-4/A to Form S-4 of Bank of America filed on March 27, 2008 (the “March 27 Announcement”), Bank of America disclosed in a draft letter to Countrywide’s shareholders (the “Preliminary Proxy Statement”) that on January 11, 2008 Countrywide and Bank of America Corporation announced a business combination in which Countrywide would merge with a subsidiary of Bank of America. The Preliminary Proxy Statement further provides that if the merger is completed, each Countrywide’s shareholder will have a right to receive 0.1822 of a share of Bank of America common stock for each share of Countrywide’s common stock it holds immediately prior to the merger.  The value of the merger consideration will fluctuate with the market price of Bank of America common stock.   The Preliminary Proxy Statement provides that the merger cannot be completed unless Countrywide’s common stockholders approve the merger agreement and that Countrywide’s board of directors unanimously recommends that Countrywide’s stockholders vote for approval and adoption of the merger agreement.  In addition, it is provided in the Preliminary Proxy Statement, among other things:

•
that Bank of America, Countrywide and Countrywide’s directors and officers are named parties to a number of pending legal actions relating to the merger in California and Delaware state and federal courts;

•	that the shares of Bank of America common stock to be received by Countrywide stockholders as a result of the merger will have different rights from the shares of Countrywide common stock;

•	that the board of directors of Bank of America met and approved the proposed transaction;

•
that regulatory approvals are required to complete the transactions contemplated by the merger agreement, including approvals from the Federal Reserve Board, state mortgage banking and insurance authorities, and various other federal, state and foreign regulatory authorities; and

•
that the respective obligations of Bank of America and Countrywide under the merger agreement are subject to the fulfillment or waiver of certain other conditions set forth in the Preliminary Proxy Statement.

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•    In the table appearing on page S-140 the lines related to the Class B-1, Class B-2 and Class B-3 Certificates are revised as follows:

Class	S&P	Moody’s
B-1	AA	Aa2(1)
B-2	A	A2(1)
B-3	BBB(2)	Baa2(1)
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(1) The ratings on the Class B-1 Certificates, the Class B-2 Certificates and the Class B-3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Offered Certificates and Certain Non-offered Certificates Have Been Downgraded” in the Prospectus Supplement.

(2) The rating on the Class B-3 Certificates is on review for possible future downgrade by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. as described in “Risk Factors- The Ratings on Certain Offered Certificates and Certain Non-offered Certificates Have Been Downgraded” in the Prospectus Supplement.

•    In the table appearing on page S-B-2 the lines relating to the Class B-1 Certificates, Class B-2 Certificates, Class B-3 Certificates, Class B-4 Certificates and Class B-5 Certificates are revised as follows:

Class	Approximate Certificate Balance(1)	Certificate Type	Primary Collateral Group	Expected Credit Enhancement Percentage(2)	Initial Coupon(3)	Estimated Avg. Life (yrs)(4)	Principal Payment Window CPB(4)(5)	Pricing Speed	S&P/Moody’s Expected Ratings
B-1	22,304,000	Sub	Groups I, II, III, & Iv	4.250%	6.11726%	5.48	03/06-01/16	25 CPB	AA/Aa2(6)
B-2	13,828,000	Sub	Groups I, II, III, & Iv	2.700%	6.11726%	5.48	03/06-01/16	25 CPB	A/A2(6)
B-3	$8,921,000	Sub	Groups I, II, III, & Iv	1.700%	6.11726%	5.48	03/06-01/16	25 CPB	BBB(7)/Baa2(6)

Overview of the Non-offered Certificates

B-4	$6,691,000	Sub	Groups I, II, III, & Iv	0.950%	6.11726%	6.11	03/06-01/36	25 CPR	BB(6)/NR
B-5	$4,906,000	Sub	Groups I, II, III, & Iv	0.400%	6.11726%)	6.11	03/06-01/36	25 CPR	B(6)/NR
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(6) The ratings on the Class B-1 Certificates, Class B-2 Certificates, Class B-3 Certificates, Class B-4 Certificates and Class B-5 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Offered Certificates and Certain Non-offered Certificates Have Been Downgraded” in the Prospectus Supplement.

(7) The rating on the Class B-3 Certificates is on review for possible future downgrade by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. as described in “Risk Factors—The Ratings on Certain Offered Certificates and Certain Non-offered Certificates Have Been Downgraded” in the Prospectus Supplement.

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